

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
7599 Anagram Dr.
Eden Prairie, MN 55344

      Re: NeuroOne Medical Technologies Corporation
              Registration Statement on Form S-3
              Filed May 31, 2024
              File No. 333-279871

Dear David Rosa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services

cc: Emily Johns